Yucheng Technologies Further Expands Partnership with China Construction Bank for POS Merchant Acquiring Services

BEIJING, May 16, 2008 /Xinhua-PRNewswire-FirstCall/- Yucheng Technologies Limited (NASDAQ:YTEC), a leading provider of IT solutions and services to China’s banking industry, today announced that it has signed a contract and started providing Point of Sale (POS) merchant acquiring services to the Beijing Branch of China Construction Bank (“CCB Beijing”), following its initiation of partnership with CCB Guangdong Branch in providing such services in late February.

Yucheng’s CEO, Mr. Weidong Hong stated: “We are excited to expand our partnership with China Construction Bank in providing POS merchant acquiring services. CCB Beijing is CCB’s largest branch. Because Beijing has a relatively high level of consumer spending and bank card adoption rate in China, our partnership with CCB Beijing provides us a new opportunity to expand our POS network as well as improve its overall quality in terms of per POS transaction value. CCB’s partnership with us in Beijing also demonstrated their confidence in Yucheng’s ability to help them promote their POS installation and increase their per POS transaction value.”

Mr. Weidong Hong further commented: “Since our initiation of POS merchant acquiring business in partnership with China Merchants Bank over a year ago, we have built a professional team composed of 376 sales representatives and established our presence in 15 major cities across China. We made this significant infrastructure investment in the POS business because the initial results from our partnership with China Merchants Bank have been encouraging. The capital cost of each POS terminal has declined to US$225 from US$250 in the first quarter of 2008. The average monthly processed value (“APV”) per POS terminal with more than three months of continuous operations in Q1 2008 surpassed US$7,000 (RMB49, 133 at 1 US dollar to 7.0190 RMB). This translates into roughly US$14 of revenue per month per POS terminal, without including additional potential revenue that may be generated when we begin to provide prepaid cards and affinity programs in partnership with banks and merchants in the future. Partnering with more banks to deploy POS terminals will enable us to make better use of our existing sales network and realize significant benefits from economy of scale, and we continue to receive inquiries from other banks about potential partnerships. With Chinese consumers’ paying habits shifting from cash to bank cards, we are confident the POS network will deliver significant long-term value for our shareholders.”

About China Construction Bank
China Construction Bank is one of the top four commercial banks in China. Founded in 1954 and headquartered in Beijing, China Construction Bank has an extensive network of approximately 13,629 branch outlets across the country. In addition, it maintains overseas branches in Hong Kong, Singapore, Frankfurt, Johannesburg, Tokyo and Seoul, and representative offices in New York and London. As of the end of 2006, it had total assets of approximately US$902 billion, which ranked the second among all the Chinese banks. As of December 31, 2007, CCB had issued more than 12.6 million credit cards and 220 million debit cards in China.

Safe Harbor Statement
This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward looking statements are statements that are not historical facts. Forward-looking statements generally can be identified by the use of forward looking terminology, such as ''may,'' ''will,'' ''expect,'' ''intend,'' ''estimate,'' ''anticipate,'' ''believe,'' ''project'' or ''continue'' or the negative thereof or other similar words. Such forward-looking statements, based upon the current beliefs and expectations of Yucheng's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: current dependence on the PRC banking industry demand for the products and services of Yucheng; competition from other service providers in the PRC and international consulting firms; the ability to update and expand product and service offerings; retention and hiring of qualified employees; protection of intellectual property; creating and maintaining quality product offerings; operating a business in the PRC with its changing economic and regulatory environment; and the other relevant risks detailed in Yucheng filings with the Securities and Exchange Commission. The information set forth herein should be read in light of such risks. Yucheng assumes no obligation to update the information contained in this press release.

For further information, please contact:

In Beijing, China
Ms. Yvonne Young
Investor Relations
Tel: 8610- 64420533
Email: investors@yuchengtech.com

In the U.S.A.
Mr. Jim Preissler
Advisor, Investor Relations
Tel: 1-646-383-4832
Email: jpreissler@yuchengtech.com